UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1-Final Amendment)*

Acusphere, Inc.

(Name of Issuer)

Common Stock, par value $ 0.01 per share

(Title of Class of Securities)

00511R870

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This final Amendment is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

Item 1(a).	Name of Issuer:

Acusphere, Inc. ("Acusphere")

Item 1(b).	Address of Issuer’s Principal Executive Offices:

500 Arsenal Street Watertown, Massachusetts 02472

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office
Item 2(c).	Citizenship

This Schedule 13G is filed on behalf of Polygon Global Opportunities Master Fund, Kings Road Investments Ltd., Polygon Investments Ltd., Polygon Investment Management Ltd., Polygon Investment Partners LLP, Polygon Investment Partners LP, Polygon Investment Partners GP, LLC, Mr. Reade E. Griffith, Mr. Alexander E. Jackson and Mr. Patrick G. G. Dear (the “Reporting Persons”).

Polygon Global Opportunities Master Fund (the “Master Fund”)
c/o Polygon Investment Partners LLP
10 Duke of York Square
London SW3 4LY
United Kingdom
Citizenship: Cayman Islands, British West Indies

Kings Road Investments Ltd. (“KRIL”)
c/o Polygon Investment Partners LP
598 Madison Avenue
14th Floor
New York, New York 10022
Citizenship: Cayman Islands, British West Indies

Polygon Investments Ltd. (the “Investment Manager”)
c/o Polygon Investment Partners LLP
10 Duke of York Square
London SW3 4LY
United Kingdom
Citizenship: Cayman Islands, British West Indies

Polygon Investment Management Limited (“PIML”)
c/o Polygon Investment Partners LLP
10 Duke of York Square
London SW3 4LY
United Kingdom
Citizenship: United Kingdom

Polygon Investment Partners LLP (the “UK Investment Manager”)
10 Duke of York Square
London SW3 4LY
United Kingdom
Citizenship: United Kingdom

Polygon Investment Partners LP (the “US Investment Manager”)
598 Madison Avenue
14th Floor
New York, New York 10022
Citizenship: Delaware

Polygon Investment Partners GP, LLC (the “General Partner”)
c/o Polygon Investment Partners LP
598 Madison Avenue
14th Floor
New York, New York 10022
Citizenship: Delaware

Reade E. Griffith (“Mr. Griffith”)
c/o Polygon Investment Partners LLP
10 Duke of York Square
London SW3 4LY
United Kingdom
Citizenship: United States

Alexander E. Jackson (“Mr. Jackson”)
c/o Polygon Investment Partners LP
598 Madison Avenue
14th Floor
New York, New York 10022
Citizenship: United States

Patrick G. G. Dear (“Mr. Dear”)
c/o Polygon Investment Partners LLP
10 Duke of York Square
London SW3 4LY
United Kingdom
Citizenship: United Kingdom

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.01 per share, of Acusphere (“Common Stock”).

Item 2(e).	The Common Stock has the following CUSIP number: 00511R870.

Item 3.	Not Applicable.

Item 4.	Amount Beneficially Owned:

As of December 31, 2005, the Reporting Persons may be collectively deemed to be beneficial owner of less than 5% of Common Stock and are no longer required to file a Schedule 13G with respect to Common Stock.  This Schedule 13G is being filed in fulfillment of the Reporting Persons’ obligations under Section 13G of the Act and the rules promulgated thereunder.

Percent of Class:

Less than 5%.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Exhibit 1.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 2.

Item 9.	Notice of Dissolution of the Group.

Not Applicable.

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006	POLYGON GLOBAL OPPORTUNITIES MASTER FUND

By Polygon Investment Partners LLP, its investment manager

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: February 14, 2006	KINGS ROAD INVESTMENTS LTD.

By Polygon Investment Partners LLP, its investment manager

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: February 14, 2006	POLYGON INVESTMENTS LTD.

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: February 14, 2006	POLYGON INVESTMENT MANAGEMENT LIMITED

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: February 14, 2006	POLYGON INVESTMENT PARTNERS LLP

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: February 14, 2006	POLYGON INVESTMENT PARTNERS LP

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: February 14, 2006	POLYGON INVESTMENT PARTNERS GP, LLC

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: February 14, 2006		/s/ Reade E. Griffith
Reade E. Griffith

Date: February 14, 2006		/s/ Alexander E. Jackson
Alexander E. Jackson

Date: February 14, 2006		/s/ Patrick G. G. Dear
Patrick G. G. Dear

Exhibit Index

Exhibit 1  Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit 2  Identification of Members of the Group.